1 Retama Parkway • Selma, TX 78154
Phone: (210) 651-7145 • Fax: (210) 651-7254
October 7, 2009
Amy Geddes
David R. Humphrey
United States Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549-3561

RE:	Form 10-K for the year ended December 31, 2008 File No. 000-27160
Dear Ms. Geddes & Mr. Humphrey:
Please find the following responses to your comment letter dated September 9, 2009 on our Form 10-K for the year ended December 31, 2008. A draft of the 10-K/A-2 that incorporates the changes discussed in our responses will be sent separately.
Item 7. Management’s Discussion and Analysis
Retama Park Racetrack – Bonds, page 9
Question #1 – Please discuss the material terms of the Series A bonds with regard to your rights as a minority holder of the Series A bonds. In this regard, you state that you have provided loans to the RDC to meet its interest and sinking fund obligations on its Series A bonds. Thus, it appears you believe it is in your best interests for the RDC to avoid default on its Series A bonds. If true, discuss the reasons in light of your position as a minority holder of the Series A bonds.
Answer #1 – We have added additional information concerning interest payments on the Series A bonds and the rights of the holders to foreclose in the event of a default. We have expressed our strategy to help the RDC avoid default of the Series A bonds given our belief that the approval of additional gaming rights at racetracks in Texas would result in a significant increase in the value of the Series B bonds through the additional revenue and income that would be produced at Retama Park. Please see proposed changes to Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Bonds of Form 10-K/A-2 for the year ended December 31, 2008.
Question #2 – Please also discuss the material terms of the Series B bonds with regard to your rights as the majority holder of the Series B bonds. In this regard, you state that no payments have ever been made on the Series B bonds, which implies they are currently in default. If true, discuss the reasons why you have not asserted any of your rights as the majority holder the Series B bonds.
Answer #2 – We have added a discussion of the terms of the Series B bonds to our Form 10-K/A-2. According to the terms of the Trust Indenture, the Series B bonds are payable from excess cash flow available to the RDC from the operations of Retama Park. Due to the deferred payment provision, the Series B bonds are not currently in default. Please see proposed changes to Item7. Management’s
Mailing Address: P.O. Box 47535 • San Antonio, TX 78265-7535

Discussion and Analysis of Financial Condition and Results of Operations – Bonds of Form 10-K/A-2 for the year ended December 31, 2008.
Critical Accounting Policies and Estimates, page 12
Question #3 – In the first paragraph of this section, you refer to your reliance on independent appraiser reports on the valuation of certain debt securities. Please identify the debt securities and describe the results of the appraiser reports. Also, in your response, tell us the name of the appraiser.
Answer #3 – The appraisal was of the underlying collateral, the land and improvements of Retama Park, not the debt securities. We have removed this language.
Question #4 – It is unclear why you have not identified as critical accounting policies your income recognition and impairment policies with respect to the note and interest receivable from the RDC. Please revise, as appropriate. See FR-60 for guidance.
Answer #4 – We have revised our critical accounting policies and estimates to add “Notes and Interest Receivable – Retama Development Corporation” in order to discuss our revenue recognition and impairment policies with respect to the note and interest receivable from the RDC. Please see proposed changes to Item 7. Management’s Discussion and Analysis of Financial Condition and Results, Critical Accounting Policies and Estimates – Notes and Interest Receivable – Retama Development Corporation and Note 1 to the financial statements of Form 10-K/A-2 for the year ended December 31, 2008.
Liquidity and Capital Resources, page 14
Question #5 – As you have identified availability under the margin account as a main source of liquidity, please explain to us and revise your disclosure to indicate the exact formula under which availability under the margin facility is calculated.
Answer #5 – Our current margin account allows us to borrow up to 75% of the value of the securities held as collateral in the margin loan account. Please see proposed changes to Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources of Form 10-K/A-2 for the year ended December 31, 2008.
Question #6 – As you have identified changes in the value of Penson stock as a risk factor with regard to availability of funds under the margin facility, your discussion should also include a sensitivity analysis indicating the impact each $1 change in share price would have on such availability.
Answer #6 – Please see proposed changes to Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources of Form 10-K/A-2 for the year ended December 31, 2008. We identify the effect of a change in market value of the Penson stock on the funds available under the margin account.
Call Now, Inc.

Question #7 – In the last paragraph of your discussion of liquidity and capital resources, please expand your disclosure to include a discussion of your strategy to assure the continued operations at the racetrack. In this regard, discuss why you have continued to fund the losses and debt service requirements of the RDC even though you have not been obligated to so since 1999. Also, discuss the likelihood that you will continue such funding and the potential consequences to the value of your investments in the RDC bonds and the RDC notes and interest receivable in the event you elected to discontinue your voluntary funding of the RDC.
Answer #7 – Please see proposed changes to History and Developments, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources of Form 10-K/A-1 for the year ended December 31, 2008.
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 1 – Summary of Accounting Policies
General, page F-6
Question #8 – We note that you did not include an accounting policy with respect to your note and interest receivable from the RDC. This receivable represented approximately 24% of your total assets at December 31, 2008. Accordingly, please add appropriate disclosure, including the reasons why you have no allowance for amounts deemed uncollectible and why you continue to accrue interest even though no payments of interest have been received.
Answer #8 – In response to this comment we have included a new accounting policy, “Notes and Interest Receivable – Retama Development Corporation”. Please see proposed changes to Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Critical Accounting Policies and Estimates – Notes and Interest Receivable – Retama Development Corporation and Note 1 to the financial statements of Form 10-K/A-2 for the year ended December 31, 2008.
Note 3 – Retama Development – Marketable Securities and Notes Receivable, page F-9
Question #9 – We note your response to our previous comment 18. Please supplement your response by providing us with a schedule that summarizes the annual amount of your advances to the RDC for each year since the inception of the advances (i.e., since 1997). Please show the principal and interest amounts separately. Also, in your response to our previous comment 18, you stated that you regularly review the financial status of the RDC. Accordingly, in the schedule that summarizes the annual amount of your advances to the RDC for each year since 1997, please also provide us with the annual income and loss of the RDC for each year since 1997.
Answer #9 – Please see below.

Date	Descripton	Amount	Accumulated Interest	Retama EBITDA

4/1/97	Initial Draw	$603,000.00		$(159,014)	1997
9/29/97	Add’l Draw	$100,000.00	$21,484.97
8/26/98	Add’l Draw	$150,000.00	$75,512.84	$1,230,381	1998
Call Now, Inc.

Date	Descripton	Amount	Accumulated Interest	Retama EBITDA

6/7/99	Interest Pay	$(50,000.00)	$85,027.27
12/29/99	Interest Pay	$(70,000.00)	$51,379.10	$1,025,010	1999
3/27/01	Interest Pay	$(30,000.00)	$111,960.68	$694,444	2000
9/28/01	Interest Pay	$(100,000.00)	$48,511.15	$413,932	2001
12/31/03	Interest Pay	$(3,285.64)	$208,312.10	$492,444	2002
1/1/04	Add’l Loan	$267,819.47	$214,470.06	$(224,550)	2003
9/1/04	Add’l Loan	$535,850.00	$278,540.88	$21,118	2004
12/12/05	Add’l Loan	$25,000.00	$435,650.70	$(197,664)	2005
9/1/06	Add’l Loan	$535,700.00	$576,729.61	$(145,270)	2006
6/12/07	Acq. Hall Note	$535,950.00	$825,437.71
8/31/07	Add’l Loan	$335,100.00	$883,644.63	$389,902	2007
8/31/08	Add’l Loan	$539,150.00	$1,189,836.55	$(1,085,962)	2008
Question #10 – We note your response to our previous comment 19. However, it remains unclear to us why you fully impaired the Series B bonds in 2006 but believe your continuing advances to the RDC are fully recoverable. Your response indicates that you believe there is sufficient collateral value for the RDC note. However, using that same collateral value, it appears the Series B bonds were at least partially recoverable in 2006. Therefore, it appears that sufficient collateral value is not the only relevant factor to be considered. We note your disclosure that you fully impaired the Series B bonds in 2006 based on the limited available market, the uncertainty of principal or interest payments to be made in the foreseeable future and the subordinated lien on the collateral. However, these same factors would appear to apply to the RDC note. Accordingly, please reconsider your income recognition and impairment policies with respect to the RDC note and expand your disclosures in this regard.
Answer #10 – The differences in our treatment of RDC note and the Series B bonds are based on the priority of claim each asset possesses on the underlying collateral of the Retama Park real estate. The RDC note holds a lien that is subordinate to the Series A bonds and Converted Series B bond, if any, but is senior to Series B bonds. The appraisal obtained in 2005 valued the land alone at more than $20 million. There is currently $6,250,000 in principal and no accrued interest outstanding on the Series A bonds and $3,627,569 in principal and $1,311,894 in accrued interest outstanding as of 12/31/08 on the RDC note. Given the appraised value of the property and the potential collateral value in excess of the balances of the Series A bonds and RDC note, we are reexamining the fair value of the Series B bonds for our quarter ended September 30, 2009.
Question #11 – We note your response to our previous comment 20. However, if you believe your continuing advances to the RDC are fully recoverable, and you expect that repayment may be made from the operations of the Retama Park racetrack, then financial statements of the RDC would appear to be relevant to an investor’s understanding of the collectability of such advances. If you expect the collateral value to be the likely source of repayment, then uncertainty regarding the possibility of realization within the foreseeable future, would appear to call into question your income recognition and impairment policies (as discussed in the comment above). Please revise or advise.
Answer #11 – To further expand our response to your previous comment 20, our advances to the RDC are secured by a second lien on all of Retama Park’s land and improvements. It is our current estimate that this is well collateralized given the value of the land and the amount of priority debt currently outstanding. It is this security position that presently offers our most likely source of repayment.
Call Now, Inc.

However, if additional forms of gaming are approved for Retama Park in the future, it is our expectation that the RDC note will then be payable from operations.
Note 5 – Penson Financial Services, Inc. Margin Loan Payable, page F-11
Question #12 – We note from your response to our previous comment 21 that, at December 31, 2007, you had two margin accounts. However, your footnote disclosure only discusses the PWI margin account. Please explain to us and revise your disclosure to indicate the facts and circumstances surrounding this second margin account, and why it was closed and the balance transferred to the PWI margin account. This disclosure should also include how availability under each margin facility was determined.
Answer #12 – In September 2007 the Company also had a margin account with Calton & Associates, Inc. After approximately one-year and little activity in the account, the Company elected to consolidate the majority of our investment assets back to our account with Penson.
Question #13 – You state that your margin loan is collateralized by a majority of your marketable securities. In this regard, you identify the RDC bonds as marketable securities in the table in Note 3 to your financial statements. Please tell us whether or not any of holdings of Series A or Series B bonds are pledged as collateral. If so, tell us the specific amounts for each series of bonds.
Answer #13 – Our margin account is collateralized by $145,000 face amount of the Retama Series A bonds and $43,962,500 face amount of the Series B bonds. These holdings represent our entire positions in each of these securities as detailed in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Bonds of Form 10-K/A-2 for the year ended December 31, 2008.
We appreciate your comments and hope you agree that the enclosed proposed amendments to our Form 10-K are responsive and provide enhanced understanding of the Company.
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me for any further information.
Sincerely,
/s/ Thomas R. Johnson
Thomas R. Johnson
President & CEO
Call Now, Inc.